SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

View, Inc.
(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

92671V106
(CUSIP Number)

Howard W. Lutnick
110 East 59th Street
New York, New York 10022
(212) 938-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 2, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V106	Schedule 13D	Page 2 of 10 Pages
1	NAMES OF REPORTING PERSONS
CF Group Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,483 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,483 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,483 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
This amount includes 236,372 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the 366,666 warrants to purchase the Issuer’s Class A Common Stock at a price of $11.50 per share, subject to the terms thereof (the “Warrants”) held directly by CF Finance Holdings II, LLC.  Due to the Beneficial Ownership Limitation (as defined herein), this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes (as defined herein) held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split (as defined herein)).

(2)
This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission (as defined herein) on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 3 of 10 Pages
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,483 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,483 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,483 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
This amount includes 236,372 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC.  Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)
This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 4 of 10 Pages
1	NAMES OF REPORTING PERSONS
CF Finance Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
239,352 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
239,352 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
239,352 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.9% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	This amount includes 233,241 shares of Class A Common Stock and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC.

(2)
This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 5 of 10 Pages
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald Securities

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,131 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
This amount includes 3,131 shares of Class A Common Stock held directly by Cantor Fitzgerald & Co. Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)
This percentage is based on 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023.

CUSIP No. 92671V106	Schedule 13D	Page 6 of 10 Pages
1	NAMES OF REPORTING PERSONS
CF Principal Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)
This percentage is based on 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023.

CUSIP No. 92671V106	Schedule 13D	Page 7 of 10 Pages
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
3,131 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
3,131 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,131 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.1% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(1)	This amount includes 3,131 shares of Class A Common Stock held directly by Cantor Fitzgerald & Co.

(2)
This percentage is based on 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023.

CUSIP No. 92671V106	Schedule 13D	Page 8 of 10 Pages
1	NAMES OF REPORTING PERSONS
Howard W. Lutnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
242,483 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
242,483 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
242,483 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
This amount includes 236,372 shares of Class A Common Stock held directly by CF Finance Holdings II, LLC or Cantor Fitzgerald & Co. and 6,111 shares of Class A Common Stock underlying the Warrants held directly by CF Finance Holdings II, LLC.  Due to the Beneficial Ownership Limitation, this amount excludes 160,287 shares of Class A Common Stock issuable upon conversion of the Existing Notes held directly by CF Principal Investments LLC, assuming a conversion rate of 12.4616 shares of Class A Common Stock per $1,000 principal amount of Existing Notes (such conversion rate determined by taking the original conversion rate of 747.6636 shares per $1,000 of principal and accounting for the Reverse Stock Split).

(2)
This percentage is calculated based on 4,073,146 shares of Class A Common Stock deemed to be outstanding, which is the sum of (i) 4,067,035 shares of Class A Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s quarterly report on Form 10-Q, filed by the Issuer with the Commission on November 14, 2023, plus (ii) 6,111 shares of Class A Common Stock underlying the Warrants, which have been added to the total shares of Class A Common Stock outstanding in accordance with Rule 13d-3(d)(1)(i) under the Act.

CUSIP No. 92671V106	Schedule 13D	Page 9 of 10 Pages
This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 26, 2023 (together with this Amendment No. 1, the “Schedule 13D”). Except to the extent set forth in this Amendment No. 1, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment No. 1 have the respective meanings set forth in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

In connection with their regular review of their investment in the Issuer and the terms of the Credit Agreement, subject to the terms of the Intercreditor Agreement and other contractual, regulatory and legal obligations, and based on current market conditions and other factors, the Reporting Persons are continuing to monitor their current investments in the Issuer and assess alternatives for their current investments and potential future investment in the Issuer. In connection therewith, the Reporting Persons have engaged in communications with the Issuer’s senior lenders and other investors regarding, among other things, restructuring the terms of the Issuer’s existing indebtedness, a potential divestiture of certain assets, a potential extraordinary corporate transaction or other possible transactions, and such parties have initiated communications with the Issuer. The Reporting Persons may, together with such persons or separately, engage in communications with, among others, members of the Issuer’s management, members of the Issuer’s board of directors, shareholders and/or debtholders of the Issuer, legal, financial, regulatory, technical, industry or other advisors, potential sources of financing, or other persons, regarding, among other things, the review and evaluation of strategic alternatives, Issuer operations, governance and control, and other matters related to the Issuer and/or the Reporting Persons’ investment in the Issuer. In connection with such communications, the Reporting Persons may seek to enter into a non-disclosure agreement.

CUSIP No. 92671V106	Schedule 13D	Page 10 of 10 Pages
SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 6, 2024

CF GROUP MANAGEMENT, INC.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CANTOR FITZGERALD, L.P.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CF FINANCE HOLDINGS II, LLC

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CANTOR FITZGERALD SECURITIES

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CF PRINCIPAL INVESTMENTS LLC

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

CANTOR FITZGERALD & CO.

By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman

/s/ Howard W. Lutnick

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).